www.i-h-s.com

SEPTEMBER 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Ms. Jane Park

Re: Innovative Health Solutions, Inc.

Form 1-A: Acceleration Request for Qualification

File No. 024-11589

Dear Ms. Park

Innovative Health Solutions, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A effective at 8:00 AM EDT on Thursday, September 16, 2021, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Brian Carrico
Brian Carrico
Chief Executive Officer

Innovative Health Solutions, Inc   829 South Adam Street Versailles, IN   47042   812-689-0791